January 26, 2009

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street, NE

Washington, D.C. 20549-0504

Attention: Vincent DiStefano

Re:	Registrant:	Loomis Sayles Funds II
	File No.:	811-06241
	Filing Type:	Form N-1A

Dear Mr. DiStefano:

This letter responds to comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) received by telephone on January 13, 2009, regarding the post-effective amendment to the registration statement of Loomis Sayles Funds II (the “Trust”) on Form N-1A filed with the Commission on December 3, 2008 (the “Registration Statement Amendment”) for the purpose of incorporating disclosure with respect to credit default swaps and options, and updating financial and other information concerning the Trust. For your convenience, we have summarized each comment below, followed by the Trust’s response. Any term that is used, but not defined, in this letter retains the same meaning as used by the Trust in the Registration Statement Amendment.

Please note that the Registration Statement Amendment is scheduled to become effective automatically on February 1, 2009.

1.	Comment. Please provide style risk disclosure for the growth style of investing for the Loomis Sayles Small Cap Growth Fund.

Response. In response to the comment, the following disclosure will be added to the Loomis Sayles Small Cap Growth Fund’s prospectus:

Growth stocks are generally more sensitive to market movements than other types of stocks primarily because their stock prices are based heavily on future expectations.

2.	Comment. Please disclose the percentage of the Loomis Sayles Global Markets Fund’s net assets that may be invested in non-U.S. securities.

Response. The Trust respectfully submits that the use of the term “Global” in the name of the Loomis Sayles Global Markets Fund implies that the Fund’s investments will be diversified among many countries including the United States. During its three most recent fiscal years the Fund invested 39%, 46% and 42% of its net assets in non-U.S. securities. The Trust believes this allocation of investments among countries is consistent with the use of the term “Global” in the Fund’s name.

3.	Comment. Please add disclosure regarding the risks of investing in collateralized mortgage obligations to the Loomis Sayles Global Markets Fund’s prospectus.

Response. In response to the comment, the following disclosure will be added to the Loomis Sayles Global Markets Fund’s prospectuses:

Mortgage-related securities risk: In addition to the risks associated with investments in fixed-income securities generally, mortgage-related securities are subject to the risk that the securities may be prepaid and result in the reinvestment of the prepaid amounts in securities with lower yields than the prepaid obligations. The Fund may also incur a loss when there is a prepayment of securities that were purchased at a premium. Recent events in the U.S. mortgage markets have led to a reduced demand for mortgage loans and increased the liquidity risk for some mortgage-related securities. The market for mortgage-backed securities (and other asset-backed securities) has experienced high volatility and a lack of liquidity. As a result, the value of many of these securities has significantly declined. There can be no assurance that these markets will become more liquid or less volatile, and it is possible that the value of these securities could decline further.

4.	Comment. Please expand the disclosure regarding the risks of investing in “junk bonds” in the Loomis Sayles High Income Fund’s prospectus.

Response. The Trust respectfully submits that the risks of investing in junk bonds are appropriately disclosed on page 24 of the Loomis Sayles High Income Fund’s Class A, B and C prospectus, which states the following:

High Yield Risk (Core Plus Bond, High Income, International Bond and Investment Grade Bond Funds)

The risk associated with investing in lower quality fixed income securities (commonly known as “junk bonds”) and unrated securities of similar quality, which may be subject to greater levels of interest rate, credit and liquidity risk than other securities. These securities are considered predominantly speculative with respect to the issuer’s continuing ability to make principal and interest payments. In addition, an economic downturn or period of rising interest rates could adversely affect the market of these securities and reduce a Fund’s ability to sell them.

In connection with the above-referenced filing, we acknowledge that:

•	The Registrant is responsible for the adequacy and accuracy of the disclosure in the above-referenced filing;

•

Staff comments or changes to disclosure in response to Staff comments in the filing reviewed by the Staff do not foreclose the Commission from taking any action with respect to the above-referenced filing; and

•	The Registrant may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, we understand that the Division of Enforcement of the Commission has access to all information provided to the Staff in its review of the above-referenced filing or in response to the Division of Investment Management’s comments on the filing.

If you have any questions or require any clarification concerning the foregoing, please call me at 617-449-2818.

Very truly yours,

/s/ John M. DelPrete
John M. DelPrete
Assistant Secretary
Loomis Sayles Funds II

cc:	Russell L. Kane, Esq.

Michael G. Doherty, Esq.

John M. Loder, Esq.

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